UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §
240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Baozun Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

06684L 103 **

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American depository shares, or ADSs, each representing three Class A ordinary shares, par value US$0.0001 per share, of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vincent Wenbin Qiu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,569,425 (1) ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,569,425(1) ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,569,425 (1) ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7% of the Class A ordinary shares (2) (or 5.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	TYPE OF REPORTING PERSON IN

(1)	Representing (i) 9,410,369 Class B ordinary shares and ten Class A ordinary shares held by Jesvinco Holdings Limited as of December 31, 2019, (ii) 69,924 Class A ordinary shares that Mr. Vincent Wenbin Qiu has the right to acquire upon exercise of options beneficially owned by him within 60 days of December 31, 2019 and 576,122 Class A ordinary shares issuable within 60 days of December 31, 2019 upon vesting of restricted share units beneficially owned by Mr. Vincent Wenbin Qiu and (iii) 513,000 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu as of December 31, 2019.
(2)	Based on 174,918,929 Class A ordinary shares (excluding the 9,840,520 Class A ordinary shares issued to Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under Issuer’s share incentive plans and the 4,407,453 Class A ordinary shares represented by ADSs repurchased by the Issuer from the open market under the Issuer’s share repurchase program). As-converted percentage is also based on 13,300,738 Class B ordinary shares issued and outstanding as of December 31, 2019, and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares and all options exercisable by Mr. Vincent Wenbin Qiu within 60 days of December 31, 2019 are exercised and all Class A ordinary shares issuable within 60 days of December 31, 2019 upon vesting of restricted share units beneficially owned by Mr. Vincent Wenbin Qiu are issued. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to ten votes per share and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jesvinco Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,410,379 (1) ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,410,379 (1) ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,410,379 (1) ordinary shares.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% of the Class A ordinary shares (2) (or 5.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	TYPE OF REPORTING PERSON CO

(1)	Representing 9,410,369 Class B ordinary shares and ten Class A ordinary shares directly held by Jesvinco Holdings Limited as of December 31, 2019.
(2)	Based on 174,918,929 Class A ordinary shares (excluding the 9,840,520 Class A ordinary shares issued to Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under Issuer’s share incentive plans and the 4,407,453 Class A ordinary shares represented by ADSs repurchased by the Issuer from the open market under the Issuer’s share repurchase program). As-converted percentage is also based on 13,300,738 Class B ordinary shares issued and outstanding as of December 31, 2019, and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to ten votes per share and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1(a)	Name of Issuer: Baozun Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: Building B, No. 1268 Wanrong Road,
Shanghai 200436, the People’s Republic of China

Item 2(a)	Name of Person Filing:

This Schedule 13G/A is being filed jointly by Mr. Vincent Wenbin Qiu and Jesvinco Holdings Limited (collectively, the “Reporting Persons”). Pursuant to the Joint Filing Agreement filed with this Schedule 13G/A as Exhibit 99.1, the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, If None, Residence

The address of the principal business office of Mr. Vincent Wenbin Qiu is Building B, No. 1268 Wanrong Road, Shanghai 200436, the People’s Republic of China.

The registered address of Jesvinco Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Item 2(c)	Citizenship:

Vincent Wenbin Qiu: People’s Republic of China

Jesvinco Holdings Limited: British Virgin Islands

Item 2(d)	Title of Class of Securities:

Class A ordinary share, par value US$0.0001 per share, of the Issuer.

Item 2(e)	CUSIP Number:

06684L 103

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of the Issuer by the person filing this statement is provided as of December 31, 2019. The table below is prepared based on 174,918,929 Class A ordinary shares (excluding the 9,840,520 Class A ordinary shares issued to Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under Issuer’s share incentive plans and the 4,407,453 Class A ordinary shares represented by ADSs repurchased by the Issuer from the open market under the Issuer’s share repurchase program) and 13,300,738 Class B ordinary shares issued and outstanding as of December 31, 2019.

Reporting Person: Vincent Wenbin Qiu	Class A Ordinary Shares		Class B Ordinary shares		Total Ordinary Shares on as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	10,569,425	(2)	9,410,369	(3)	10,569,425	(2)	-
(b) Percent of class:	5.7	%(4)	70.8%		5.6	%(5)	30.9	%(1)
(c) number of Shares as to which the person has:
(i) Sole power to vote or direct the vote:	10,569,425		9,410,369		10,569,425		-
(ii) Shared power to vote or to direct to vote:	-		-		-		-
(iii) Sole power to dispose or to direct the disposition of:	10,569,425		9,410,369		10,569,425		-
(iv) Shared power to dispose or to direct the disposition of:	-		-		-		-

Notes:

(1)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer on as-converted basis. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share.
(2)	Representing (i) 9,410,369 Class B ordinary shares and ten Class A ordinary shares held by Jesvinco Holdings Limited, (ii) 69,924 Class A ordinary shares that Mr. Vincent Wenbin Qiu may purchase upon exercise of options beneficially owned by him within 60 days of December 31, 2019 and 576,122 Class A ordinary shares issuable within 60 days of December 31, 2019 upon vesting of restricted share units beneficially owned by Mr. Vincent Wenbin Qiu, and (iii) 513,000 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu as of December 31, 2019. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A ordinary shares owned by such persons. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(3)	Representing 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited.
(4)	To derive this percentage, (i) the numerator is 10,569,425, and (ii) the denominator is the sum of (x) 174,918,929, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2019, (y) 9,410,369, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares and (z) 646,046, the sum of (a) the number of Class A ordinary shares that the reporting person may purchase upon exercise of options beneficially owned by him within 60 days of December 31, 2019 and (b) Class A ordinary shares issuable within 60 days of December 31, 2019 upon vesting of restricted share units beneficially owned by the reporting person.
(5)	To derive this percentage, (i) the numerator is 10,569,425, and (ii) the denominator is the sum of (x) 174,918,929, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2019, (y) 13,300,738, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2019 that are convertible into the same number of Class A ordinary shares and (z) 646,046, the sum of (a) the number of Class A ordinary shares that the reporting persons may purchase upon exercise of options beneficially owned by the reporting person within 60 days of December 31, 2019 and (b) Class A ordinary shares issuable within 60 days of December 31, 2019 upon vesting of restricted share units beneficially owned by the reporting person.

Reporting Person: Jesvinco Holdings Limited	Class A Ordinary Shares		Class B Ordinary shares		Total Ordinary Shares on as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	9,410,379	(2)	9,410,369	(3)	9,410,379	(2)	-
(b) Percent of class:	5.1	(4)	70.8%		5.0	%(5)	30.6	%(1)
(c) number of Shares as to which the person has:
(i) Sole power to vote or direct the vote:	9,410,379		9,410,369		9,410,379		-
(ii) Shared power to vote or to direct to vote:	-		-		-		-
(iii) Sole power to dispose or to direct the disposition of:	9,410,379		9,410,369		9,410,379		-
(iv) Shared power to dispose or to direct the disposition of:	-		-		-		-

Notes:

(1)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer on as-converted basis. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share.
(2)	Representing (i) 9,410,369 Class B ordinary shares and (ii) ten Class A ordinary shares held by Jesvinco Holdings Limited. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A ordinary shares owned by such persons. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(3)	Representing 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited.
(4)	To derive this percentage, (i) the numerator is 9,410,379, and (ii) the denominator is the sum of (x) 174,918,929, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2019 and (y) 9,410,369, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares.
(5)	To derive this percentage, (i) the numerator is 9,410,379, and (ii) the denominator is the sum of (x) 174,918,929, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2019 and (y) 13,300,738, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2019 that are convertible into the same number of Class A ordinary shares.

Mr. Vincent Wenbin Qiu may purchase 69,924 Class A ordinary shares upon exercise of options beneficially owned by him within 60 days of December 31, 2019, and 576,122 Class A ordinary shares are issuable within 60 days of December 31, 2019 upon vesting of restricted share units beneficially owned by Mr. Vincent Wenbin Qiu. Mr. Vincent Wenbin Qiu also beneficially owned 513,000 Class A ordinary shares as of December 31, 2019. Jesvinco Holdings Limited is the record owner of 9,410,369 Class B ordinary shares and ten Class A ordinary shares of the Issuer. Mr. Vincent Wenbin Qiu is the sole shareholder of Jesvinco Holdings Limited, and thereby may be deemed to beneficially own all of the shares held by Jesvinco Holdings Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

/s/ Vincent Wenbin Qiu
Vincent Wenbin Qiu

Jesvinco Holdings Limited

By:	/s/ Vincent Wenbin Qiu
Name:	Vincent Wenbin Qiu
Title:	Director

LIST OF EXHIBITS

Exhibit
No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Schedule 13G (File No. 005-89353) filed with the Securities and Exchange Commission on February 16, 2016)